EXHIBIT 99.1

VIZSLA SILVER APPOINTS LUIS LÁZARO AS PRESIDENT, MEXICO

VANCOUVER, BC, Aug. 5, 2026 /CNW/ -- Vizsla Silver Corp. (TSX: VZLA) (NYSE: VZLA) (Frankfurt: 0G31) ("Vizsla Silver" or the "Company") is pleased to announce the appointment of Luis Lázaro as President, Mexico for Vizsla Silver, effective immediately.

As President, Mexico, Mr. Lázaro will lead in-country operations and oversee the continued advancement of the Company's flagship Panuco silver project through permitting, construction and potential production. Reporting to the Company's CEO, he will work closely with the executive leadership team to develop high-performing teams, strengthen relationships with key stakeholders and ensure operational excellence as the Company progresses toward its targeted timeline for first silver production in H2 2027.

"Luis is a highly accomplished executive with a proven track record of leading complex operations and building strong companies in Mexico," stated Michael Konnert, President and CEO. "As we transition from project development toward construction and ultimately production, his appointment adds further depth to our leadership team and strengthens our in-country capabilities. His operational expertise, strategic mindset and ability to build high-performing teams make him exceptionally well suited to lead our in-country operations during this exciting phase of growth."

Mr. Lázaro brings 30 years of leadership and operational experience across multinational public companies, entrepreneurial ventures and privately owned businesses in Mexico. Most recently, he served as Chief Executive Officer of Citrofrut, Mexico's largest citrus juice processor, where he led a significant business transformation, repositioning the company's portfolio toward higher-value specialty products while strengthening operational performance and long-term growth. Prior to Citrofrut, Mr. Lázaro held senior leadership positions across a diverse range of industries. He led the fishing division of Grupo PINSA, one of Mexico's leading seafood companies, founded THAES, an entrepreneurial venture focused on sweet sorghum-based ethanol production and began his career with CEMEX, where he held leadership operations roles. Mr. Lázaro holds a Bachelor of Chemical Engineering from Tecnológico de Monterrey, an MBA from IMD International in Lausanne, Switzerland, and completed the Stanford Executive Program. He also serves as a business mentor through Tecnológico de Monterrey's Enlace+ Program and is an angel investor with Angel Hub in Monterrey, supporting emerging entrepreneurs and innovation in Mexico.

Additional Management Update

The Company also announces that Guillermo Hernandez, its recently appointed Vice President of Exploration, will assume expanded responsibilities for the Company's geological function. This follows the resignation of Jesus Velador as Chief Geologist, effective August 27, 2026.

"On behalf of the board and the entire team, I would like to thank Jesus for his significant contributions to Vizsla Silver throughout his tenure at the Company," stated Mr. Konnert. "His technical leadership and deep knowledge of the Panuco project have been instrumental in advancing the project to where it is today, and we wish him every success in his future endeavours."

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Jesus Velador, Ph.D., P.Geo., Chief Geologist, a "Qualified Person" as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Vizsla Silver

Vizsla Silver (TSX: VZLA | NYSE: VZLA) is a Canadian development company advancing Panuco, its 100%-owned silver-gold project in Sinaloa, Mexico. The November 2025 Feasibility Study outlines 17.4 Moz AgEq annual production over an initial 9.4-year mine life, an after-tax NPV (5%) of US$1.8B, a 111% IRR, and a 7-month payback at US$35.50/oz silver and US$3,100/oz gold. Vizsla Silver is concurrently advancing mine development and district-scale exploration with the objective of becoming a leading primary silver producer.

ON BEHALF OF THE COMPANY

Michael Konnert,
President and Chief Executive Officer

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Forward-looking statements in this release include, but are not limited to, statements regarding: Mr. Lázaro's expected role and contribution to the Company; the Company's objectives and milestones; the advancement of the Panuco Project through permitting, potential construction and potential production; the Company's targeted timeline for first silver production; and the Company's long-term growth strategy, including its ability to enhance shareholder value through project development and operational execution.

Forward-looking statements are based on a number of assumptions believed to be reasonable by the Company as of the date of this release, including, without limitation: that required permits and approvals will be obtained in the expected timeframe; continued community and government support; stability in market, political and economic conditions; reasonable accuracy of operating and capital cost estimates; and continued favourable metal prices and exchange rates.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risks include, but are not limited to: exploration, development and operating risks; permitting, environmental and regulatory risks; community relations and social licence risks; commodity price and currency fluctuations; inflation and cost escalation; financing and liquidity risks; reliance on contractors and suppliers; title and surface rights risks; changes in project development and construction parameters; inaccuracies in technical or economic modelling; the risk that the Feasibility Study assumptions prove inaccurate; and other risks described in the Company's continuous disclosure filings available under its profile on SEDAR+ at www.sedarplus.ca.

There can be no assurance that the Panuco Project will be placed into production as proposed in this news release or at all or that the results of the Feasibility Study will be realized. The purpose of the forward-looking statements is to provide information about management's current expectations and plans and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this release. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements contained herein.

No Production Decision: The Company has not made a production decision for the Panuco Project. A decision to proceed with construction will only be made following the completion and review of detailed engineering, financing arrangements, and receipt of all required permits and approvals.

View original content to download multimedia:https://www.prnewswire.com/news-releases/vizsla-silver-appoints-luis-lazaro-as-president-mexico-302843448.html

SOURCE Vizsla Silver Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2026/05/c0108.html

%CIK: 0001796073

For further information: For more information, please contact info@vizslasilver.ca, visit our website at www.vizslasilvercorp.ca or call (604) 364-2215.

CO: Vizsla Silver Corp.

CNW 06:00e 05-AUG-26